January 18, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (703) 329-1459

Edward M. Schulman
Senior Vice President and General Counsel
Avalonbay Communities Inc.
2900 Eisenhower Avenue, Suite 300
Alexandria, VA 22314

> **Re:** **Avalonbay Communities Inc.**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 1-12672**

Dear Mr. Schulman:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel